

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Shirley Cheng
Chief Financial Officer
Network CN Inc.
Unit 705B, 7th Floor
New East Ocean Centre
9 Science Museum Road
TST, KLN, Hong Kong

> **Re: Network CN Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 13, 2023**
> **File No. 000-30264**

Dear Shirley Cheng:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services